SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G


             Under the Securities Exchange Act of 1934
                      (Amendment No.  10  )*



                   Bindley Western Industries, Inc.
                         (Name of Issuer)


                    Common Stock, $.01 Par Value
                  (Title of Class of Securities)


                           090324 10 4
                          (CUSIP Number)


     Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
     (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
     Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

  CUSIP No.   090324 10 4

  1. Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     William E. Bindley
     Social Security No. ###-##-####

  2. Check the appropriate box if a member of a group
     N/A

  3.


  4. Citizenship or Place of Organization
     United States of America

  5. Sole Voting Power
     3,055,676 shares

  6. Shared Voting Power
     0

  7. Sole Dispositive Power
     3,055,676 shares

  8. Shared Dispositive Power
     0

  9. Aggregate Amount Beneficially Owned by each Reporting Person
     3,055,676 shares

  10.     Check box if the Aggregate Amount in Row (9) Excludes
          Certain Shares


  11.     Percent of Class Represented by Amount in Row 9
     28.4%

  12.     Type of Reporting Person
     IN

  Item 1(a).   Name of Issuer:

               Bindley Western Industries, Inc.

  Item 1(b).   Address of Issuer's Principal Executive Offices:

               4212 West 71st Street
               Indianapolis, Indiana 46168

  Item 2(a).   Name of Person Filing:

               William E. Bindley

  Item 2(b). Address of Principal Business Office, or, if none, Residence:

               4212 West 71st Street
               Indianapolis, Indiana 46268

  Item 2^Hc).  Citizenship:

               United States of America

  Item 2(d).   Title of Class of Securities:

               Common Stock, $.01 par value

  Item 2(e).   CUSIP Number:

               090324 10 4

  Item 3.      If this statement is filed pursuant to
               Rules 13d-1(b), or 13d-2(b):

               Not Applicable

  Item 4.      Ownership:

  Item 4(a).   Amount Beneficially Owned:

               3,055,676

  Item 4(b).   Percent of Class:

               28.4%

  Item 4(c).   Number of shares as to which such person has:

                 (i)     sole power to vote or direct the vote:
                         3,055,676

                (ii)     shared power to vote or to direct the
                         vote:

                         -0-

               (iii)     sole power to dispose or to direct the
                         disposition of:

                         3,055,676

                (iv) shared power to dispose or to direct the disposition of:

                         -0-

  Item 5.      Ownership of Five Percent or Less of a Class:

               Not Applicable

  Item 6.      Ownership of More than Five Percent on Behalf of
               Another Person:

               Not Applicable

  Item 7.      Identification and Classification of the
               Subsidiary which Acquired the Security Being
               Reported on by the Parent Holding Company:

               Not Applicable

  Item 8. Identification and Classification of Members of the Group:

               Not Applicable

  Item 9.      Notice of Dissolution of Group:

               Not Applicable

  Item 10.          Certification:

               Not Applicable

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date:  February 11, 1994         s/William E. Bindley

                              William E. Bindley
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